UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

MFS High Yield Municipal Trust
(Name of Subject Company (Issuer))
MFS High Yield Municipal Trust
(Name of Filing Person (Issuer))
Common Shares, Without Par
(Title of Class of Securities)
59318E102
(CUSIP Number of Class of Securities)
Christopher R. Bohane
Massachusetts Financial Services Company
111 Huntington Avenue
Boston, MA 02199
Telephone: (617) 954-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a Copy to:
David C. Sullivan
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199-3600
Telephone: (617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐      Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

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EXPLANATORY NOTE
This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on August 25, 2023, as first amended October 6, 2023, regarding the communications made for the commencement of a tender offer (the “Offer”) on October 6, 2023 by MFS High Yield Municipal Trust, a closed-end management investment company (the “Fund”), to purchase for cash up to 10% or 2,832,531 shares of the Fund’s outstanding common shares (the “Shares”) upon the terms and subject to the conditions of the Offer.
This Amendment No. 2 to Schedule TO is intended to satisfy the requirements pursuant to Rule 13e-4(c)(3) of the Exchange Act.
Forward-Looking Statements
This document contains statements regarding plans and expectations for the future that constitute forward-looking statements within The Private Securities Litigation Reform Act of 1995.  All statements other than statements of historical fact are forward-looking and can be identified by the use of words such as “may,” “will,” “expect,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words.  Such forward-looking statements are based on the Fund’s current plans and expectations, are not guarantees of future results or performance, and are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  All forward-looking statements are as of the date of this release only; the Fund undertakes no obligation to update or review any forward-looking statements.  You are urged to carefully consider all such factors.

Items 1 through 11 and Item 13
The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference into this Amendment No. 2 in answer to Item 1 through Item 11 and Item 13 of Schedule TO.
Items 12. EXHIBITS
Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:
Exhibit No. Document
(a)(1)(i)	Offer to Purchase dated October 6, 2023.[1]

(a)(1)(ii)	Letter of Transmittal.[1]

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.[1]

(a)(1)(iv)	Letter to Clients.[1]

(a)(1)(v)	Notice of Withdrawal.[1]

(a)(2)	None.

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(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(iii)	Press Release issued on October 6, 2023.[1]

(a)(5)(iv)	Press Release issued on November 7, 2023.[2]

(d)	Tender Offer and Standstill Agreement dated August 23, 2023.[1]

(g)	None.

(h)	None.

(s)	Filing Fee Table.[2]

1 Previously Filed on October 6, 2023, as an exhibit to the Schedule TO.
2 Filed herewith.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MFS High Yield Municipal Trust

By: /s/ William B. Wilson
Name: William B. Wilson
Title: Assistant Secretary and Assistant Clerk

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